

November 14, 2008

Via Facsimile ((404) 685-7058) and U.S. Mail

Robert C. Schwartz, Esq.
Smith, Gambrell & Russell, LLP
1230 Peachtree Street
Promenade II, Suite 3100
Atlanta, GA 30309

> **Re:** **Thomasville Bancshares, Inc.**
> **Schedule 13E-3**
> **File No. 005-78461**
> **Filed October 27, 2008**
>
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 27, 2008**
> **File No. 000-25929**

Dear Mr. Schwartz:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3

General

1. We note that you are purporting to create two classes of securities out of what is currently a single class of common stock, for the purpose of taking the company private by causing each "new" class to be held by less than 750 shareholders of record. Please provide a formal opinion of counsel, supported by appropriate legal analysis, that your common stock and your newly authorized preferred stock are separate classes of securities under

Robert C. Schwartz, Esq.
Smith, Gambrell & Russell, LLP
November 14, 2008
Page 2

Georgia law. The analysis should include a detailed discussion and comparison of each feature of your common stock and the preferred stock and why the rights of each class support the opinion of counsel. In your response letter, provide your legal analysis as to why the common stock and series A preferred stock are truly separate classes for purposes of determining eligibility to deregister under Section 12 of the Securities Exchange Act of 1934. Please support your analysis with citations to state statutory or case law, where appropriate. We may have further comments after reviewing the legal opinion and your response.

Preliminary Proxy Statement

Cover Letter

2.   Please revise the cover page of your proxy statement and the form of proxy to clearly identify each as preliminary. See Rule 14a-6(e)(1).

3.   Please revise the cover page to highlight that security holders who receive preferred stock (i) will not receive any consideration for their shares of common stock, and (ii) will lose voting rights on any matter other than a change in control transaction and will also lose the benefits of registration.

Important Notices, page 2

4.   Please relocate this section such that it appears after the Question and Answer and the Special Factors sections.

Special Factors

Background of the Reclassification, page 15

5.   Refer to the special committee of the board of directors: describe its formation, disclose whether its members were independent directors, describe the duties of the committee, the scope of its authority, and the period during which it served.

6.   Expand the background section to describe in greater detail the discussions of the board of directors, at meetings or otherwise, with respect to the going private transaction. It appears that extended periods of time elapsed between meetings of the board without a description of what, if any, activities were taking place with respect to the going private transaction.

7.   We note your references to reports received from Willamette Management Associates and Burke Capital. Please provide the disclosure, and file the exhibits, required by Items 1015(b) and 1016(c) of Regulation M-A, respectively. Alternatively, provide us with your analysis as to why you do not believe the reports are subject to disclosure and provide us supplementally with copies of each report. We may have additional comments.

8.   We also note that your disclosure addresses the Willamette report in July before returning to a discussion of the Burke report in April. Please revise your disclosure to describe the events as they occurred.

9.   With respect to the April 10, 2008 entry, please name the members of the special committee who participated in the referenced teleconference.

Selected Historical Financial Information, page 52

10.   Please revise this section to include disclosure for the periods required by Item 1010(c) of Regulation M-A.

11.   Please update your disclosure relating to the last completed quarter as necessary. Please also apply this comment to the section "Unaudited Pro Form Consolidated Financial Information."

Closing Comments

       As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

- each filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- no filing person may assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Robert C. Schwartz, Esq.
Smith, Gambrell & Russell, LLP
November 14, 2008
Page 4

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review of your
filing or in response to our comments on your filing.

        Please direct any questions to me at (202) 551-3619. You may also contact me via
facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code:
20549-3628.

                                        Sincerely,

                                        Daniel F. Duchovny
                                        Special Counsel
                                        Office of Mergers & Acquisitions